SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  Rule 13d-2(a)

                                (Amendment No. 1)

                           Rollins Truck Leasing Corp.
                           ---------------------------
                                (Name of Issuer)


                          $1.00 Par Value Common Stock
                          ----------------------------
                         (Title of Class of Securities)


                                   775741-10-1
                                   -----------
                                 (CUSIP Number)


                                 Henry B. Tippie
                                 ---------------
               P.O. Box 26557, Austin, Texas 78755, (512) 346-1800
               ---------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 21, 2001
             (Date of Event Which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

----------------------------                   ---------------------------------
CUSIP No.  775741-10-1                13D                Page 2 of  5
----------------------------                   ---------------------------------


1.   NAME OF REPORTING PERSON: Estate of John W. Rollins, Sr.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  E.I.N. # 54-6461824

--------------------------------------------------------------------------------
                                                            __
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) |__|
                                                            __
                                                       (b) |__|

--------------------------------------------------------------------------------

3.   SEC USE ONLY

--------------------------------------------------------------------------------

4.   SOURCE OF FUNDS: N/A

--------------------------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                           __
                                                           |__|

--------------------------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OF ORGANIZATION: State of Delaware

--------------------------------------------------------------------------------

NUMBER OF                           7.  SOLE VOTING POWER
                                            0

SHARES                     _____________________________________________________

BENEFICIALLY                        8.  SHARED VOTING POWER
                                            0

OWNED BY                   _____________________________________________________

EACH                                9.  SOLE DISPOSITIVE POWER
                                            0

PERSON                     _____________________________________________________

WITH                                10. SHARED DISPOSITIVE POWER
                                            0

--------------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0

--------------------------------------------------------------------------------
                                                                            __
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |__|

--------------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0%

--------------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON: 00

--------------------------------------------------------------------------------

----------------------------                   ---------------------------------
CUSIP No.  775741-10-1                13D                Page 3 of  5
----------------------------                   ---------------------------------


1.   NAME OF REPORTING PERSON: Henry B. Tippie
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  S.S. # ###-##-####

--------------------------------------------------------------------------------
                                                            __
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) |__|
                                                            __
                                                       (b) |__|

--------------------------------------------------------------------------------

3.   SEC USE ONLY

--------------------------------------------------------------------------------

4.   SOURCE OF FUNDS: N/A

--------------------------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                           __
                                                           |__|

--------------------------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  United States

--------------------------------------------------------------------------------

NUMBER OF                           7.  SOLE VOTING POWER
                                            0

SHARES                     _____________________________________________________

BENEFICIALLY                        8.  SHARED VOTING POWER
                                            0

OWNED BY                   _____________________________________________________

EACH                                9.  SOLE DISPOSITIVE POWER
                                            0

PERSON                     _____________________________________________________

WITH                                10. SHARED DISPOSITIVE POWER
                                            0

--------------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0

--------------------------------------------------------------------------------
                                                                            __
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |__|

--------------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0%

--------------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON: IN

--------------------------------------------------------------------------------

Preliminary Note

     ONLY ITEMS REPORTED IN THIS AMENDMENT NO. 1 ARE AMENDED FROM THE FILINGS ON
SCHEDULE 13D PREVIOUSLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 13, 2000. ALL OTHER ITEMS REMAIN UNCHANGED. UNLESS OTHERWISE SPECIFIED, ALL DEFINED TERMS USED HEREIN HAVE THE MEANING PREVIOUSLY ASCRIBED TO THEM IN THE SCHEDULES 13D.

     The filing of the Amendment No. 1 should not be deemed an admission that the Estate and Mr. Tippie comprise a group within the meaning of Section 13(d)(3).

     This Amendment No. 1 is being filed because the Estate and Mr. Tippie are no longer subject to the reporting requirements of Section 13(d) of the Securities Exchange Act of 1934 as a result of the disposition of their respective shares of Common Stock pursuant to a tender offer by Sun Acquisition Corporation, a wholly owned subsidiary of Penske Truck Leasing Co., L.P., to purchase all outstanding shares of Common Stock for $13.00 per share (the "Tender Offer").

Item 2. Identity and Background.

     Mr. Tippie is Chairman of the Executive Committee and Chairman of the Board of the Company, Chairman of the Executive Committee and Director of Matlack Systems, Inc., Chairman of the Board and Chief Officer of Tippie Services, Inc., Chairman of the Board of Dover Downs Entertainment, Inc., and a Director of various other public and private companies.

Item 3.  Source and Amount of Funds or Other Consideration.

     N/A

Item 4. Purpose of Transaction.

     N/A

Item 5. Interest in Securities of the Issuer.

     (a) As a result of the cash Tender Offer by Sun Acquisition Corporation, a wholly owned subsidiary of Penske Truck Leasing Co., L.P., for all of the outstanding shares of Common Stock at $13.00 per share, the Estate and Mr. Tippie no longer have beneficial ownership of any Company shares.

     (b) N/A

     (c) N/A

     (d) N/A

     (e) The Estate and Mr. Tippie ceased to be beneficial owners of five percent or more of the Common Stock on February 21, 2001, as a result of the Tender Offer described above.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Estate and Mr. Tippie entered into a tender agreement on January 15, 2001, with Sun Acquisition Corporation and Penske Truck Leasing Co., L.P. (the "Tender Agreement"). Under the Tender Agreement, among other things, the Estate and Mr. Tippie agreed to tender into the offer all shares of Common Stock owned by them. Also under the Tender Agreement, the Estate and Mr. Tippie agreed not to, directly or indirectly, transfer, encumber, or grant a proxy with respect to, any shares subject to the Tender Agreement to any person other than Penske Truck Leasing Co., L.P. or its designee, or enter into any other agreement or arrangement otherwise designed to limit or transfer any rights of ownership of the shares subject to the Tender Agreement.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 27, 2001             Estate of John W. Rollins, Sr.

                                    /s/  Henry B. Tippie
                                    By Henry B. Tippie, Executor


                                    /s/ Henry B. Tippie
                                    Henry B. Tippie, Individually